Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio)

	2010		2009		2008		2007		2006
EARNINGS
Earnings from continuing operations before income taxes		$3,826		$4,230		$4,626		$4,310		$3,546
Interest expense		345		308		332		341		361
Equity Earnings	(312)		(278)		(288)		(203)		(130)
Dividends	231		218		245		146		110

Losses (undistributed earnings) of 50% and less than 50% owned companies, net		(81)		(60)		(43)		(57)		(20)
Portion of rents representative of an interest factor and other		48		53		48		44		48

Adjusted earnings from continuing operations before income taxes		$4,138		$4,531		$4,963		$4,638		$3,935

FIXED CHARGES
Interest expense		$345		$308		$332		$341		$361
Portion of rents representative of an interest factor and other		48		53		48		44		48

Total fixed charges		$393		$361		$380		$385		$409

RATIO OF EARNINGS TO FIXED CHARGES		10.5		12.6		13.1		12.0		9.6

Our computation of the ratio of earnings from continuing operations to fixed charges includes our consolidated subsidiaries and companies in which we own at least 20% but less than or equal to 50% of the equity. “Earnings” are determined by adding “total fixed charges,” excluding interest capitalized, to earnings from continuing operations before income taxes, eliminating equity in undistributed earnings and adding back losses of companies in which we own at least 20% but less than or equal to 50% of the equity. “Total fixed charges” consists of interest on all indebtedness, amortization of debt discount or premium, interest capitalized and an interest factor attributable to rents.